AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2004

                                                    1933 ACT FILE NO. 333-______
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6
                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS

                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 208

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

      NICHOLAS DALMASO, ESQ.                   ERIC F. FESS
      Senior Managing Director and
      General Counsel
      Claymore Securities, Inc.             Chapman and Cutler LLP
      2455 Corporate West Drive             111 West Monroe Street
      Lisle, Illinois  60532                Chicago, Illinois 60603
      (630) 505-3736                        (312) 845-3000

     It is proposed that this filing will become effective (check appropriate box)

   / /   immediately upon filing pursuant to paragraph (b)

   / /   on (date) pursuant to paragraph (b)

   / /   60 days after filing pursuant to paragraph (a)

   / /   on (date) pursuant to paragraph (a) of rule 485 or 486

   / / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

   / /   Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



                 PRELIMINARY PROSPECTUS DATED DECEMBER 30, 2004

                              SUBJECT TO COMPLETION

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[LOGO OMITTED]

Claymore Securities Defined Portfolios, Series 208

Tactical Enhanced Market Portfolio, Series 2
================================================================================


         A final prospectus for a prior Series of the Claymore Securities Defined Portfolios is hereby incorporated by reference and used as part of a preliminary prospectus for Claymore Securities Defined Portfolios, Series 208 (the "Trust"). The final prospectus for the Trust is expected to be substantially similar to the previous prospectus. However, specific information with respect to the Trust, including pricing, the size and composition of the Trust's portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only.

         The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Incorporated herein by reference is the prospectus from Claymore Securities Defined Portfolio, Series 200 (Registration No. 333-120348) dated November 18, 2004. The final prospectus for Claymore Securities Defined Portfolio, Series 200, was filed pursuant to Rule 497 under the Securities Act on November 18, 2004.



                       CONTENTS OF REGISTRATION STATEMENT

          A.    Bonding Arrangements of Depositor:

         The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                      AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania            $250,000
                         959-9000

         This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826 filed on February 6, 2002).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 171 (File No. 333-112575 filed on February 19, 2004).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

  3.3(a) Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

  3.3(b) Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 208 has duly caused this to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 30th day of December, 2004.

                             CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 208,
                                                                      Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor

                                                        By: /s/ Nicholas Dalmaso
                                                           ---------------------
                                                                Nicholas Dalmaso

         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below on December 30, 2004 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE**                               DATE

                                                                            )    By:    /s/ Nicholas Dalmaso
                                                                                        --------------------
                                                                            )                  Nicholas Dalmaso
                                                                            )                  Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chairman of the Board of          )           December 30, 2004
                                          Directors                         )
                                                                            )

/S/ CHARLES MILLINGTON                    Chief Financial Officer                       December 30, 2004
----------------------
    CHARLES MILLINGTON

/S/ NICHOLAS DALMASO                      Executive Vice President,                     December 30, 2004
--------------------
    NICHOLAS DALMASO                      Secretary, Treasurer and
                                          Director

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      CONSENT OF EMMET, MARVIN & MARTIN LLP

         The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 208

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
December 30, 2004

Securities and Exchange Commission
December 30, 2004